UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 33-98136

CPG Partners, L.P.

(Exact name of registrant as specified in its charter)

105 Eisenhower Parkway, Roseland, New Jersey 07068, (973) 228-6111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.25% Notes due October 21, 2007
3.5% Notes due March 15, 2009
8.625% Notes due August 17, 2009
8.25% Notes due February 1, 2011
6.875% Notes due June 15, 2012
     6.00% Notes due January 15, 2013
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

           Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	[ ] [ ] [ ] [ ]	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	[X ] [ ] [ ] [ ] [ ]

           Approximate number of holders of record as of the certification or notice date:

7.25% Notes 3.5% Notes 8.625% Notes 8.25% Notes 6.875% Notes 6.00% Notes	32 holders 20 holders 5 holders 22 holders 17 holders 12 holders

           Pursuant to the requirements of the Securities Exchange Act of 1934, CPG Partners, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 6, 2006

By: /s/ Michael J. Clarke Name: Michael J. Clarke Title: President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.